

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Mark Gordon
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY
10019

Re: Cornerstone Building Brands, Inc.
Amended Schedule 13E-3 filed by Cornerstone Building Brands, Inc. et al.
Filed May 10, 2022
File No. 005-43166

Revised Preliminary Proxy Statement on Schedule 14A
Filed May 10, 2022
File No. 001-14315

Dear Mr. Gordon:

We have reviewed your filing and have the following comment.

Amended Schedule 13E-3

General

1. We have reviewed the arguments submitted in response to prior comment 2 in support of CD&R's belief it has complied with its obligations under Regulation 13D-G with respect to its holdings in, and plans with respect to, Cornerstone Building Brands and its securities. Based on the facts and public disclosures, we do not agree with your analysis but will not issue further comments. Be advised that amendments to Schedule 13D are regulated under Section 13(d)(2) and corresponding Rule 13d-2(a). Consequently, generic disclosure reserving the right to engage in any of the kinds of transactions identified in Item 4(a)-(j) of Schedule 13D must be amended to the extent the facts previously reported have materially changed. See Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations at Question 110.06. We note again that:

- in "the summer of 2019" CD&R communicated to "George L. Ball, an independent director who had served as chairman of the special committee of independent directors formed in 2018 to evaluate the Ply Gem Transaction, **CD&R's potential interest** in exploring a transaction in which CD&R would acquire all of the

     outstanding shares of Company common stock not then-owned by the CD&R Stockholders" (emphasis added);

- on September 16, 2021 CD&R again expressed its interest in exploring a similar transaction;
- between September and November 2021, the company's board of directors and management took various actions in response to CD&R's communications, including establishing a special committee, and allowing Cornerstone management to provide a briefing to CD&R relating to the company's financial update and operating, financial and strategic plans and sharing two sets of projections;
- on November 12 and 22, 2021, CD&R provided and increased, respectively, a quantified indicative value to Cornerstone;
- on November 12, 2021, CD&R asked for (and, on November 15, 2021 received) permission from Cornerstone to contact financial sources for the transaction; and,
- until February 14, 2022, CD&R and Cornerstone took several more actions that, together with the events referenced above, indicated that CD&R had materially changed its position with respect to its investment in Cornerstone.

We believe that the events described above show that CD&R's then-existing boilerplate disclosure in Item 4 of its Schedule 13D, relating to its intentions with respect to the shares it owned in Cornerstone, had undergone a material change and that an amendment to the CD&R Schedule 13D was required.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Mergers & Acquisitions